Exhibit 99.2

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated

Interim Financial Statements

As of June 30, 2016

(unaudited)

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Financial Statements as of June 30, 2016

2

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Financial Position (unaudited)

	June 30 2016	December 31 2015
	USD thousands	USD thousands
Assets
Cash and cash equivalents	3,933	10,558
Short term deposits	4,500	-
Other receivables	644	246

Total current assets	9,077	10,804

Fixed assets, net	11	8

Total assets	9,088	10,812

Liabilities
Accounts payable	1,045	353
Other payables	785	704
Derivative instruments	-	141

Total current liabilities	1,830	1,198

Non - current liabilities
Post-employment benefit liabilities	186	185

Equity

Share capital, no par value	-	-
Share premium	23,052	22,159
Receipts on account of warrants	26	27
Capital reserve for share-based payments	324	536
Capital reserve from transactions with related parties	761	761
Accumulated loss	(17,091)	(14,054)
Total equity	7,072	9,429

Total liabilities and equity	9,088	10,812

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Operations (unaudited)

	For the six months ended June 30
	2016	2015
	USD thousand	USD thousand
Research and development expenses	1,964	1,003
General and administrative expenses	1,194	624

Operating loss	3,158	1,627

Finance expense	21	55
Finance income	(142)	-
Finance expense (income), net	(121)	55

Loss for the period	3,037	1,682

Loss per share data
Basic and diluted loss per share - USD	0.04	0.18

Number of shares used in calculation	78,519,168	9,338,280

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Changes in equity (unaudited)

	Share capital	Share premium	Receipts on account of warrants	Capital reserve for share based payments	Capital reserve from transactions with related parties	Accumulated loss	Total
For the six months ended June 30, 2016:
Balance at January 1, 2016	-	22,159	27	536	761	(14,054)	9,429
Changes for the six month ended June 30, 2016:
Exercise of warrants (Series A)	-	313	(1)	-	-	-	312
Share issuance deriving from a strategic cooperation agreement	-	500	-	(250)	-	-	250
Share based payments	-	80	-	38	-	-	118
Loss for the period	-	-	-	-	-	(3,037)	(3,037)
Balance at June 30, 2016	-	23,052	26	324	761	(17,091)	7,072

	Share capital	Share premium	Receipts on account of warrants	Capital reserve for share based payments	Capital reserve from transactions with related parties	Accumulated loss	Total
For the six months ended June 30, 2015:
Balance at January 1, 2015	-	9,104	200	560	761	(9,852)	773
Issuance of shares, net of issuance costs	-	1,821	-	-	-	-	1,821
Exercise and expiration of warrants (series 1)	-	201	(200)	-	-	-	1
Share issuance deriving from a strategic cooperation agreement	-	500	-	(333)	-	-	167
Share based payments	-	-	-	52	-	-	52
Loss for the period	-	-	-	-	-	(1,682)	(1,682)
Balance at June 30, 2015	-	11,626	-	279	761	(11,534)	1,132

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of cash flows (unaudited)

	For the six months ended June 30
	2016	2015
Cash flows from operating activities:
Loss for the period	(3,037)	(1,682)
Adjustments:
Depreciation	1	-
Finance expense (income), net	(121)	55
Share-based payments	118	37
Expenses in regard to a strategic cooperation agreement	250	167

	(2,789)	(1,423)
Changes in assets and liabilities:
Changes in other receivables	(403)	123
Changes in accounts payables	684	(277)
Changes in other payables	81	178
Changes in post-employment benefit liabilities	-	90

	362	114

Net cash used in operating activities	(2,427)	(1,309)

Cash flows from investing activities:
Increase in short term deposits	(4,500)	-
Acquisition of fixed assets	(4)	(6)
Net cash used in investing activities	(4,504)	(6)

Cash flows from financing activities:
Repayment of loans from related parties	-	(294)
Proceeds from issuance of shares and ADSs	-	1,929
Share and ADS issuance expenses paid	-	(108)
Proceeds from issuance of warrants	-	157
Warrant issuance expenses paid	-	(5)
Proceeds from warrants exercised	312	1
Interest paid	(1)	(4)
Net cash provided by financing activities	311	1,676

Net increase (decrease) in cash and cash equivalents	(6,620)	361
Cash and cash equivalents at the beginning of the period	10,558	1,313
Effect of translation adjustments on cash and cash equivalents	(5)	(22)

Cash and cash equivalents at the end of the period	3,933	1,652

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

Kitov Pharmaceuticals Holdings Ltd.

Notes to Condensed Consolidated Interim Financial Statements as of June 30, 2016 (unaudited)

Note 1 - General

A.	Reporting entity

Kitov Pharmaceuticals Holdings Ltd. (hereinafter: the "Company") is an Israeli company, that was incorporated in Israel as a private company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed of all of its previous operations, and in July, 2013, the Company acquired all of the shares of Kitov Pharmaceuticals Ltd. (hereinafter: "Kitov") from its shareholders, in exchange for shares of the Company (hereinafter: the "Acquisition").

The Company’s securities (American Depository Shares (“ADS”) as well as Series A warrants) were listed for trading on the NASDAQ in November 2015. Each ADS represents 20 ordinary shares with no par value. Each warrant is exercisable into 1 ADS.

The Company's address is One Azrieli Center, Round Tower, 23rd floor, 132 Menachem Begin Road, Tel Aviv 671101, Israel.

The Company together with Kitov are referred to, in these financial statements, as the “Group".

As of the date of the financial statements, the Group is engaged, through Kitov, in the development of combination drugs that treat two clinical conditions simultaneously, pain caused by osteoarthritis and hypertension.

Since incorporation through June 30, 2016, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 17.0 million. The Company has financed its operations mainly through private and public financing rounds. In November 2015, the Company raised USD 10.6 million net, and in July 2016 the Company raised an additional USD 10.7 million net, which management believes will allow the Company to complete its current development plans. The Company currently has no revenue and may require additional funding for future plans.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2015 (hereinafter – “the annual financial statements”).

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on August 16, 2016.

7

Kitov Pharmaceuticals Holdings Ltd.

Notes to Condensed Consolidated Interim Financial Statements as of June 30, 2016 (unaudited)

Note 2 - Basis of Preparation (continued)

B.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Note 3 - Significant Accounting Policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited annual financial statements.

Note 4 - Share Capital and Share Premium

A.	During the reported periods, the following shares were issued:

	For the six months ended
	June 30, 2016	June 30, 2015
Number of shares
Opening balance	77,756	5,972
Issuance of shares net of issuance costs	-	6,388
Share based payments	509	-
Issuance of shares deriving from a strategic cooperation agreement	3,010	597
Exercise of warrants	1,214	-
	82,489	12,957

B.

During the period, the Company issued 509,100 shares underlying ADSs issued to service providers for services granted. An additional 160,000 shares were issued by the Company underlying ADSs issued to a service provider subsequent to the balance sheet date.

C.	In May 2016 the Company issued 3,009,888 shares to Dexcel Ltd. following the meeting of a milestone in accordance with the agreement between the Company and Dexcel Ltd.

D.	During the period the Company issued 1,214,340 shares underlying ADSs which were issued as a result of exercises of Series A warrants.

E.	In May 2016 and June 2016, the Company granted 7,281 thousand options to the chairman of board of directors, chief executive officer, chief financial officer, senior employees and a service provider. Each option may be exercised into one ordinary share, at an exercise price of NIS 0.7884 ($0.205) per share over a vesting period of 3 years. The exercise period is 8 years from date of issuance; provided, however that with respect to 5,957 thousand of the options granted to directors of the Company, no options are exercisable prior to the Company’s adoption of a revised compensation policy in accordance with the Companies Law. In addition, the number of these director options may be reduced in the event of a change to the Company’s compensation policy.

8

Kitov Pharmaceuticals Holdings Ltd.

Notes to Condensed Consolidated Interim Financial Statements as of June 30, 2016 (unaudited)

Note 4 - Share Capital and Share Premium (continued)

F.	In June 2016, the Company approved the future grant of options to the chairman of the board of directors in order to maintain a number of options reflecting a certain percentage of holdings in the Company, subject to certain conditions as determined by the board of directors, see also note 6B.

Note 5 - Transactions and Balances with Related Parties

A.	Related party balances are included in the balance sheet under the following items:

	As of June 30	As of December 31
	2016	2015
	USD thousands
Other payables	136	549
Post- employment benefit liabilities	186	185

B.	The statement of operations includes amounts referring to transactions with related parties, as follows:

	For the six months ended June 30
	2016	2015
	USD thousands
Research and development expenses	120	84
General and administrative expenses	213	297

Note 6 - Subsequent Events

A.	On June 29, 2016, the Company announced pricing of a public offering on the NASDAQ, and announced its closing on July 5, 2016. In the offering, the Company raised USD 12 million (approximately $10.7 million net of placement agent fees and other expenses).

In the public offering, the Company issued securities as follows: (i) 2,378,823 Class A units - comprised of 2,378,823 ADSs and 2,378,823 Series A warrants to purchase 2,378,823 ADSs, and (ii) 1,150,589 Class B units - comprised of 1,150,589 prefunded Series B warrants to purchase 1,150,589 ADSs and 1,150,589 Series A warrants to purchase 1,150,589 ADSs.

The public offering was completed at a price of USD 3.40 for a unit. Each Series A warrant is exercisable through November 25, 2020 for an exercise price of USD 3.78, as adjusted following the July 2016 offering. Each Series B warrant is exercisable through July 5, 2026 for an exercise price of USD 0.01.

In addition, the Company granted representatives of the placement agent warrants equal to 4% of the number of ADSs and the number of ADSs underlying the Series B Warrants sold in the offering. The exercise price of such placement agent warrants is USD 4.08.

B.	On August 16, 2016, the Company approved the issuance of 2,468,759 options to the chairman of the board of directors in order to maintain a number of options reflecting a certain percentage of holdings in the Company, subject to certain conditions. The terms of the options are the same as the options granted to the chairman of the board in June 2016, see also Note 4E.

9